Exhibit 99.1

HUB Cyber Security Appoints Richard Paolone and Joseph Tung to its Board of Directors

Two experienced securities and capital markets lawyers with U.S.-listed public company board experience join HUB's Board as the Company continues to strengthen its corporate governance

TEL AVIV, Israel, Oct. 13, 2026 (GLOBE NEWSWIRE) -- HUB Cyber Security Ltd. (Nasdaq: HUBC) (“HUB” or the “Company”) today announced that its Board of Directors (the “Board”) has appointed Mr. Richard Paolone and Mr. Joseph Tung as directors of the Company, effective immediately. Mr. Paolone and Mr. Tung will each serve as an independent director on the Board.

Mr. Paolone and Mr. Tung each bring extensive experience in securities law, corporate finance, mergers and acquisitions and corporate governance, as well as prior service on the boards of several U.S.-listed companies. Their appointments are expected to further strengthen the Board’s oversight and governance capabilities as the Company continues to implement its comprehensive restructuring and explore strategic alternatives intended to maximize value for shareholders.

Renah Persofsky, Active Chairperson of the Board, commented:

“On behalf of the Board, I am delighted to welcome Richard and Joseph to HUB. Both bring deep expertise in securities regulation, capital markets and public company governance, together with hands-on boardroom experience at U.S.-listed companies. Their insight will be invaluable as we continue to strengthen HUB’s corporate governance, improve the Company’s financial position and pursue strategic opportunities to create value for all of our shareholders. We look forward to working closely with them.”

About Richard Paolone

Richard Paolone is a partner in the Securities & Capital Markets group of Oakridge Law LLP, which he joined in December 2024. He is a Toronto-based securities lawyer focused on corporate finance and mergers and acquisitions. Mr. Paolone has served on the boards of three U.S.-listed companies. Since April 2025, he has served as a director and audit committee member of Mixed Martial Arts Group Limited (NYSE American: MMA). From February 2025 to September 2025, he served as Interim Chief Executive Officer and Chairman of Entero Therapeutics, Inc., now GridAI Technologies Corp., and from September 2024 to June 2025 as a director of iSpecimen Inc., including as Chairman from February 2025. He also serves on the boards of public companies in Canada and the United Kingdom, including Ashington Innovation plc (LSE: ASHI). Mr. Paolone holds a B.A. from Mount Royal University and a J.D. from Bond University, and is licensed to practice law in Ontario.

About Joseph Tung

Joseph Tung is a partner in the Securities & Capital Markets group of Oakridge Law LLP, which he joined in December 2024, and a securities and corporate lawyer with over a decade of experience advising public and private companies on offerings, stock exchange listings, reverse takeovers, mergers and acquisitions and corporate governance. Mr. Tung has served on the boards of two Nasdaq-listed companies. From February 2025 to September 2025, he served as an independent director of Shuttle Pharmaceuticals Holdings, Inc., where he chaired the Nominating and Corporate Governance Committee, and from April 2025 to March 2026 as a director of iCoreConnect, Inc. Mr. Tung holds Canadian and U.S. J.D. degrees from the University of Windsor and the University of Detroit Mercy and a Bachelor of Mathematics from the University of Waterloo, has passed Level II of the CFA Program, and is licensed to practice law in Ontario.

About HUB Cyber Security Ltd.

HUB Cyber Security Ltd. (Nasdaq: HUBC) has operated in confidential computing, AI-driven data fabric, and cybersecurity. HUB’s Secured Data Fabric has historically empowered organizations to virtualize, secure, and analyze sensitive data across borders and silos generating real-time intelligence while meeting the highest regulatory standards. HUB is currently implementing a comprehensive restructuring, during which its Board of Directors and management team have taken steps to improve liquidity, simplify the Company’s organizational structure, cut operating costs and strengthen corporate governance. The Board of Directors continues to explore various strategic alternatives intended to maximize value for shareholders and position HUB for future growth.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by HUB and the following: (i) the ability to meet stock exchange continued listing standards and remain listed on the Nasdaq; (ii) significant uncertainty regarding the adequacy of HUB’s liquidity and capital resources and its ability to repay its obligations as they become due; (iii) expectations regarding HUB’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB in connection with our previously announced internal investigation or otherwise; (v) competition, the ability of HUB to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vi) limited liquidity and trading of HUB’s securities; (vii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (viii) the possibility that HUB may be adversely affected by other economic, business, and/or competitive factors; and (ix) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in HUB’s Annual Report on Form 20-F filed on July 17, 2026.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning HUB or other matters addressed in this press release and attributable to HUB or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in the press release. Except to the extent required by applicable law or regulation, HUB undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

For further information or inquiries, please contact:

info@hubsecurity.com